Filed by: Caliper Life Sciences, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Xenogen Corporation
Exchange Act File No. 000-32239
Important Notice:
Caliper Life Sciences, Inc. intends to file a Registration Statement on Form S-4 in order to register the shares of its common stock and warrants to be issued to the former stockholders of Xenogen in the proposed merger, and Caliper Life Sciences, Inc. and Xenogen Corporation will be filing a joint proxy statement with the Securities and Exchange Commission. Investors and security holders of Caliper Life Sciences, Inc. and Xenogen Corporation are advised to read the Registration Statement on Form S-4 and the joint proxy statement regarding the proposed merger referred to in this communication when they become available because they will contain important information. Caliper Life Sciences, Inc. and Xenogen Corporation expect to mail the joint proxy statement about the proposed merger to their respective stockholders. Investors and security holders may obtain a free copy of the proxy statement and any other documents filed by Caliper Life Sciences, Inc. and Xenogen Corporation at the Securities and Exchange Commission’s web site at http://www.sec.gov and directly from Caliper Life Sciences, Inc. and Xenogen Corporation, respectively.
Caliper Life Sciences, Inc. and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Caliper Life Sciences, Inc. with respect to the proposed merger. Information regarding such officers and directors is included in Caliper Life Sciences, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and in its proxy statement for its 2005 annual meeting, filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission’s web site at http://www.sec.gov and directly from Caliper Life Sciences, Inc.

On February 14, 2006, Xenogen Corporation held a meeting with its employees to discuss the proposed business combination between Caliper Life Sciences, Inc. and Xenogen Corporation. At that meeting, representatives of Caliper Life Sciences, Inc. presented slides relating to Caliper’s business as well as the following slides relating to the proposed business combination.

Transforming Discovery with Innovative Technologies February 14, 2005 Happy Valentines Day!

Value Chain Relevance Discovery Value Chain Molecules Cells Tissue Animals In Vitro In Vivo · Fluidics & Automation • Biophotonics · Detection • Detection · Assays • Molecular Biology • Biochemistry • Services • Services

Value Chain Relevance Discovery Value Chain Molecules Cells Tissue Animals In vitro biochemical kinase enzyme inhibition Functional cellular kinase enzyme inhibition Cellular kinase pathway analysis via up and down regulation of Fluorescence or Luciferase reporters The consequences of protein kinase inhibition or subsequent signal transduction alteration monitored by tracking the fate in vivo of luciferase tagged tumor cells Cell Assay Plate

Xenogen Acquisition Scorecard

Dimension	Score	Comments
In vivo relevance	+	The core application of Xenogen technology
Biomarker relevance	+	Molecular biomarker enablement at all stages of disease progression, and therapeutic response
Imaging relevance	+	The Core application of Xenogen technology
Intellectual Property	+	Fundamental IP for bioluminescence imaging
Potential applications breadth	+	Pathway research, gene & protein expression, biomarkers, small molecule distribution
Attractive to existing Caliper strategic customers	+	Confirmed via direct customer dialog
Strong aftermarket potential	+	Potential to build to 50%+ of revenues from aftermarket
Services leverage	+	Established services business well-suited for commercial penetration, and links w/ Novascreen
Applications driven	+	Tight fit with Caliper view of applications solution
Overall Strategic Fit	+	
Channel leverage	+	Caliper commercial strength complements Xenogen academic strength
Geographic & Facilities fit	0	Not perfect, but material facilities consolidation will occur
Leverage infrastructure	+	Strong public company, manufacturing, G&A and facilities consolidation
Overall Structural Fit	+	
Material revenues	+	Expand Caliper revenues by 50%
Cost Synergies	+	$10M+ annualized cost synergies in first year
Growth profile	+	Strong growth today; will expand overall Caliper growth profile by 400+ basis points
Revenue Synergies	0/+	Not a revenue synergy deal initially, but material longer-term revenue synergies
Asset valuation / transaction economics	+	Standalone valuation justifies transaction; material synergies are all upside
Overall Financial Fit	+	
Key Insider loyalty	+	Key players identified; strong connectivity and loyalty building already in place towards Caliper
Cultural Fit	+	A material cultural change is required. The key future players have, unsolicited, recognized the strength of Caliper's culture and said that it will enable them and the business
Integration complexity	-/0	Crisp plan developed to implement the considerable cost reductions. Magnitude of the activities and cultural shift can be destabilizing if not managed correctly. The risks exist, but Caliper is confident of managing through them.
Business model transition	-/+	Transition to leverage-able commercial business from academic business is a material change. Caliper's position and strength in this area makes it manageable. Material upside opportunity upon success.
Legal / Environmental risks	-/+	Specific risk related to law suits. Extensive due diligence has framed the risk and it is built into the business plan. May resolve better than planned.
Overall Execution Risk	0/+

Significant upside potential exists in several areas LPTA and ZebBio technology combined Caliper product into Zebra accounts Applications strategy ZebraBio and NovaScreen Services technology ? Accounts ? Revenues per account

Opportunity: Merge C and Z Through unique senior level Pharma/Biotech relationships, we have identified a keen emerging interest in Biomarker research and Imaging technologies. Today, C has a minimal, but emerging position in Biomarker research, but lacks a position in the rapidly expanding imaging market. Z lacks critical mass and total solution position. Together, Z & C can accelerate entry into Biomarker research platforms across I — I divide. Z catapults C into in vivo testing platforms, which complements our strategy to deliver higher relevancy, higher productivity experimentation platforms. Provides Z & C needed critical mass, a strategic catalyst for breakout growth in an attractive market segment, improved leverage through its strong commercial channel / infrastructure and builds needed suite of technologies. This transaction puts Z & C on a materially improved strategic / financial footing and trajectory.

Opportunity: Merge C and Z — Continued A carefulprocess has resulted in a unique opportunity to merge Z and C now. Transaction economics are compelling to both sets of owners. C has the demonstrated experience and capabilities to integrate Z and, based on the diligence learnings, is confident of success. The businesses are complementary and synergy opportunities abound. There are risks, but we feel they can be managed. C and Z plan to evolve business for enhanced profit and strategic fit with commercial customers and academia partners utilizing standard applications, particularly for biomarker research in key areas of therapeutic interest and/or safety profiling (admet). Z’s strong academic channel will also help to position C’s products and services. C’s strong government / small biotech channel (NS) will be leveraged to secure key government contracts / grants for biomarker and diagnostic research. Simply put, the most exciting company in the Life Sciences landscape!

C & Z Merger Catalyzes Our Strategy M&A screens have yielded a small number of actionable opportunities Filter: Strategic fit, cost synergies, under valued, insufficient critical mass Z Merger: Super charges top line growth on larger base Breakthrough critical mass valuation Improves trajectory of profit growth / long-term profit potential
Enables us to create new level of competitive differentiation and uniqueness aligned w/ real industry trends at a time when landscape is getting crowded Increases value by accelerating build-out of an organic high-growth company in an attractive market space w/ unique mix of relevant proprietary technologies and strategic customer / collaboration relationships as well as potential for building a formidable reagent / consumables position. Leverages infrastructure / people assets to achieve high growth and profitability

Value drivers for life sciences companies are improved by joining forces Xenogen Caliper Combined Critical Mass Profitability Top-Line Growth Strategic Story Company Summary